SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement of 2017 Interim Results, dated August 10, 2017	A-1

1.2	Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2017 Interim Dividend and Special Dividend, dated August 10, 2017	B-1

1.3	Announcement, dated August 10, 2017	C-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 11, 2017	By:	/s/ Li Yue
Name: Li Yue
Title: Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT OF 2017 INTERIM RESULTS

•       Operating revenue was RMB388.9 billion, up by 5.0%, of which revenue from telecommunications services was RMB348.0 billion, up by 6.9%

•       EBITDA[1] was RMB140.7 billion, up by 4.7%

•       Profit attributable to equity shareholders was RMB62.7 billion, up by 3.5%

•       Total number of mobile customers was 867 million, representing a net addition of 17.61 million

•       Total number of wireline broadband customers was 93.04 million, representing a net addition of 15.42 million

•       Payment of an interim dividend of HK$1.623 per share and a special dividend of HK$3.200 per share celebrating the 20th listing anniversary

CHAIRMAN’S STATEMENT

Dear Shareholders,

China Mobile has maintained its market leadership and achieved encouraging results in the first half of 2017. During this period, China Mobile pursued its overarching strategy of “Big Connectivity”, rode on the flourishing development of 4G and household broadband as well as driving ahead with the integrated development of its “four growth engines” that had been identified in response to the challenges imposed by evolving regulatory policies and the changing market environment. We have expanded our businesses serving the personal, household, corporate and emerging business markets. We have made notable progress in strengthening our core competitive advantages and cultivating new sources of information income.

[1]	The Company defines EBITDA as profit for the period before taxation, share of profit of investments accounted for using the equity method, finance costs, interest income, other gains, depreciation and amortization of other intangible assets.

Operating Results

China Mobile maintained stable growth in the first half of 2017, recording operating revenue of RMB388.9 billion, representing an increase of 5.0% compared to the same period last year. The 6.9% growth in telecommunications services revenue was above industry average. Business transformation has also yielded positive results, with revenue from wireless data traffic reaching RMB187.7 billion, accounting for more than 50% of the telecommunications services revenue and continuing to play a significant role as the biggest driver of growth. EBITDA increased by 4.7% compared to the first half of 2016, reaching RMB140.7 billion. Profit attributable to equity shareholders grew by 3.5% year-on-year to RMB62.7 billion while overall profitability continued to be ahead of our industry peers.

Taking into consideration the operating results in the first half of 2017 and the anticipated need for future development, the Board declared payment of an interim dividend of HK$1.623 per share, or a dividend payout ratio of 46%, in accordance with the 2017 full-year dividend payout ratio guidance.

This year marks the 20th anniversary of China Mobile’s public listing. To express our heartfelt gratitude to our shareholders for their continued endorsement and support, the Board declared payment of a one-off special dividend of HK$3.200 per share in celebration of the 20th anniversary.

The Board believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company’s future development and generate good returns for our shareholders.

Personal Market

As a proactive move to respond to the demand for personalised, multifaceted and convenient telecommunications services, we have, in the first half of 2017, continued to upgrade our network coverage using advanced technology and enhance our network services, resulting in further development of our 4G and data traffic operations.

We have been striving to strengthen our network infrastructure and capability. In the first half of 2017, we increased the total number of 4G base stations to 1.65 million, making our 4G TD-LTE (Time Division Long Term Evolution) network the largest in the world, leading in technology, coverage and quality.

We are aware of the importance of enabling more users to enjoy our services, and to this end we have lowered the basic 4G tariff. With a net addition of 58.62 million 4G customers, the total number of 4G customers has reached 594 million and the 4G penetration rate of our mobile customers has achieved 69% in the first half of 2017. We are proud to say that, in every three 4G users in the world, there is one China Mobile customer. The Company is on track to achieve its target of a net increase of 100 million 4G customers this year.

We also actively promoted featured 4G services, including the launch of VoLTE (Voice over LTE) high definition voice services in 313 cities, with the total number of customers exceeding 98.73 million.

The development and penetration of 4G has accelerated the application of mobile Internet, thus driving customer spending on data traffic. In the first half of 2017, the average handset data traffic per user per month, or DOU, of 4G customers reached 1.4GB, the total handset data traffic increased by 107.5%. With the fast growing popularity and development of video and other applications, we expect the DOU of mobile customers will continue to realise relatively high upside potential.

China Mobile remains cognisant of how customer demand in data traffic may grow. In response to competition from other operators, we implemented measures to maintain our competitiveness in the 4G business while striving to preserve the value of data traffic. The Company is confident of sustaining healthy growth in data traffic revenue going forward.

Household Market

In the first half of 2017, we continued our activities to implement the “Broadband China” national strategy, upgrading network speed and quality with a special focus on customer identification and targeting. With our concerted efforts, we have achieved the concurrent development of broadband and 4G, and at the same time accelerated broadband speed upgrade. As a result, the household market has become an important area of growth.

Our wireline broadband business has experienced favourable growth momentum with significant increments in both customer and revenue market shares. The customer base rapidly expanded with a net addition of 15.42 million, bringing the total number of wireline broadband customers to 93.04 million. We are hopeful to grow our wireline broadband customer base to more than 100 million by the end of the year. Meanwhile, we also witnessed an increasing proportion of customers subscribing to services of higher bandwidth. Specifically, customers opting for products with bandwidth of 20Mbps or above accounted for 87.5% of our total wireline broadband customers, representing an increase of 10.6 percentage points from the end of last year. Revenue from the wireline broadband business has increased by 49.8% year- on-year to reach RMB17.9 billion and has become a key component of our revenue growth.

The effective upgrade of broadband network strength has facilitated the rapid development of home digital services. We have been proactively developing smart home applications and service solutions, including the Smart Home Gateway, Mobaihe (digital set-top box), “and-Mu” (family surveillance) and IMS (IP Multimedia Subsystem) phonelines to further enhance customer loyalty and service quality. In the first half of 2017, the number of Mobaihe customers reached 38.59 million, representing a net increase of 15.79 million from the end of 2016 and a penetration rate of more than 40%.

Broadband ARPU recorded a heartening growth of 4.6% to RMB34.9 in the first half of 2017, driven by the rapid expansion of the customer base and widening application adoption. The APRU that included home digital services grew by 9.8% to reach RMB38.0. Our focus in the second half of the year will continue to be customer value enhancement, to be achieved by network and services upgrade.

Corporate Market

We again expanded our business with corporate customers in the first half of 2017. The concerted effort has yielded positive results in terms of both customer base and revenue. We served more than 5.90 million corporate customers and achieved a 25.3% year-on-year rise in corporate telecommunications and informatization services revenue, accounting for more than one third of the total market. The Company has established a business structure that further optimises revenue generation, with the data dedicated line and IDC (Internet Data Centre) businesses leading the growth, recording increases of 38.4% and 97.1% respectively year-on- year.

We continued to develop vertical industry solutions by focusing on seven key sectors, namely industry, agriculture, education, public administration, finance, transportation and healthcare. We worked with relevant organisations to develop industry specific solutions, which have already begun to generate scalable revenue. Worthy of highlighting is the fact that, 8 products have each generated annualized revenue of more than RMB100 million. Among which, our “and-Education” solution has generated an annualized revenue of more than RMB4 billion. Our cloud services have seen breakthroughs in market development, winning 7 projects with provincial governments and serving 32,000 enterprises and institutions.

We are also committed to serving SMEs (Small and Medium Enterprises). We have launched the “Double Speed” promotion campaign and handled subscriptions from more than 40,000 companies, helping them save more than 20% in Internet access costs. We have also launched the “Broadband for Small- and Micro-enterprises” promotion product and handled subscriptions from nearly 150,000 small entrepreneurs. To further our offerings, we have launched the SME cloud application platform, offering service packages tailored for small businesses. These efforts have broadened our portfolio and diversified our channels to tap into the SME market.

Emerging Business Market

China Mobile is committed to innovation and building momentum for the emerging business market. We strive to strengthen the competitive edge and expand the customer base of emerging business, and as a result we have seen a gradual pick-up in digital services. In the first half of 2017, application and information services generated a 12.1% increase in revenue, with broad prospects for further growth.

We have sped up the development of competitive digital products while strengthening our content and application businesses, in order to continuously enhance customer experience. In the first half of this year, average monthly active end-users for our digital media MIGU exceeded 100 million. We have stepped up efforts to introduce rich content and enhance our CDN (Content Distribution Network). Front-page loading latency for the top 100 most-visited websites has become significantly shorter and video streaming notably smoother. This resulted in a further boost to both customer loyalty and the value of applications.

The Company is taking measures to consolidate resources and integrate technological and product innovation, in order to build out our core capabilities in areas such as social life services. Our mobile payment business saw substantial growth, with the China Mobile “and- Wallet” recording a total transaction value of more than RMB950 billion in the first half of the year. Location services functionality continued to improve, with a real-time city road traffic system based on handset positioning being launched in 110 cities and the service being used 8.3 billion times.

Meanwhile, the Company will further leverage the innate advantages from being an ICT (Information and Communication Technology) operator, and we are fully supporting the fast development of the ecosystem on our platform. With our core competency in areas including telecommunications, Internet and IoT (Internet of Things), the open platform that we provide will support the further development of applications in IoT, industry information and other areas.

Our IoT service developed solidly in the first half of 2017, with the total number of smart connections exceeding 150 million. The increasing scale of smart connections provided a take-off point for broadening IoT applications. The IoT platform, together with Internet of Vehicles, industrial manufacturing, smart wearables, education and healthcare, municipal administration and other IoT applications will all be areas with long-term growth potential.

Competition and Regulation

Since the turn of the year, the development trends inside and outside the industry have been changing rapidly, giving rise to new opportunities as well as severe challenges. Competition within the industry intensified, cross-sector competitors are adding unprecedented pressure to incumbent players. Our management team is very aware of the dynamics of the current situation.

On one hand, accelerating sector integration is squeezing the timeframe within which we have to complete the transformation of our business. It is now not only our peers transforming their own businesses towards digital services and nurturing new growth momentum that we need to compete with, but Internet companies along with equipment and terminal manufacturers which are all building out their digital strategy. Clear multiple structural shifts can be seen in terms of deepened integration between the Internet economy and real economy, vertical integration along the industry value chain as well as horizontal integration across sectors.

On the other hand, the changing competitive landscape within the industry has created uncertainties to future development. The network, businesses and tariff levels of operators have become more homogenous. Other operators that have been granted permission to refarm a valuable spectrum and begun to enhance their 4G networks will strive to increase their shares of the customer base and data traffic by all possible means, posing a challenge to our 4G market leadership.

In the face of new trends, changing business landscape and rising challenges, we must use accurate analysis and judgement and have the flexibility to react quickly to complexity. China Mobile must be cautious about the current situation without compromising our long-term strategy, and maintain unwavering determination in achieving our long-term goal. As the market leader, we need to be able to identify the major shortfalls and critical problems and in the meantime forge ahead with innovation to sharpen our competitive advantages. We should always stay a step ahead of our peers in terms of innovation and quality.

In the first half of 2017, we diligently implemented measures to respond to the “speed upgrade and tariff reduction” policies, with a view to lowering overall social costs at the same time speeding up the development of the digital economy. Through the wider application of new technologies and the reduction of network costs that have been achieved over time, we have enabled more and more people to enjoy quality and value-for-money information services. Handset data tariffs have been reduced by 36% year-on-year as a result.

Complying with the regulatory requirements, we sped up the process of cancelling handset domestic long-distance and roaming tariffs. Ensuring that service quality is not compromised, we will complete our cancellation project on 1 September 2017, ahead of schedule. In addition, we have taken steps to reduce tariffs for SME dedicated Internet access and international long distance calls. The positive effect of these measures on customer perception and usage stimulation has already begun to surface.

The regulatory environment remained stable without major policy changes in the first half of the year. We are pushing applications forward to the regulators for frequency refarm and an LTE FDD (Frequency-Division Duplexing) license, in order to further drive down the network coverage costs in rural and remote areas and speed up our own business transformation.

Corporate Governance and Social Responsibility

China Mobile is committed to maintaining a high level of corporate governance, exercising stringent risk management and enhancing transparency. With regard to our corporate governance, we have been enhancing the governing structure and effectiveness of our policies and processes. So far this year we have won a number of awards from organisations such as Asiamoney, The Asset and Corporate Governance Asia in recognition of our efforts in this area.

We meet and surpass our social responsibility by aligning this value with our development strategy. Our aim is to contribute to furthering the “Internet+” national strategy and serving the purpose of promoting entrepreneurship and innovation, as well as driving wider economic and social development.

China Mobile’s “Internet+ Education” initiative has engaged 90 million teachers, students and parents. Through the “Internet+ Agriculture” initiative, we have built 300,000 village service stations, benefiting 200 million farmers. Our “Internet+ Healthcare” initiative has connected with more than 70 million medical professionals and patients.

In terms of network and information security, our emphasis is on preventing behaviours that infringe the rights of our customers including Internet spam and junk text messages. During the first half of 2017, we intercepted 31.42 million fraudulent calls from overseas. Complaints about junk text messages decreased by 28.6% year-on-year.

As part of a longer-term initiative, we have continued to enhance our mobile telecommunications and broadband Internet services in China’s remote areas. Since 2004, we have connected 122,000 villages with phonelines and 51,000 administrative villages by broadband. We successfully activated our contingency plans at the time of major natural disasters deploying staff to the scene to repair telecommunications facilities and secure emergency communications.

We have established an end-to-end quality assurance system based on customer perception to enhance our service quality and capabilities. In the first half of 2017, China Mobile led the industry in benchmarks of customer satisfaction. The net promoter score for our 4G services ranked No. 1 in the industry.

Future Outlook

“Riding on the trend gives one the first-mover advantage; reading the trend accurately helps one achieve good results”. A new wave of the information technology revolution and industry reform has been rolling across the world. We will respond quickly to the trend, allowing the Company to capture the opportunities and meet new challenges. We will deepen our “Big Connectivity” strategy and speed up the horizontal expansion of our scale, vertical development of our services and continue to seek breakthroughs in connection applications. China Mobile in the period ahead will be focused on the following four areas.

Firstly, China Mobile will follow closely the latest technological trends and solidify our information and telecommunications infrastructure. Technological advancement has initiated the upgrade of the traditional network towards a big data and artificial intelligence-enabled network that is proactive, precise and intelligent. The future network that is evolving will also be effective, controllable, agile and importantly secure. We will focus on building what is recognised as the premium 4G mobile network, a high-quality broadband access network and a new form of content network. We have started to construct our mobile IoT network in 346 cities across China and have accelerated the transition to the next generation of cloud network that is based on SDN (Software Defined Networking) and NFV (Network Function Virtualization). China Mobile is a pioneer in setting the 5G international industry standard, overall infrastructure design and other related areas. This year, we will commence field tests for 5G and steadily drive the business forward taking into account the maturity of the 5G standard and the related business model.

Secondly, China Mobile will seek further integration of the “four growth engines” while adopting a macroscopic approach to laying out our market strategy, forging ahead with a refined business structure and an innovative development model. Through the strategic integration of our premium 4G network and service applications, we aim to grow the number of 4G customers to in excess of 630 million and VoLTE customers to over 150 million by the end of this year. Another key initiative will be the promotion of the Smart Home Gateway by offering one-stop smart services that cover a full range of family communications, entertainment and life services. Our target is to boost the penetration of the digital set- top box to 45% by the end of the year, thus increasing the level of connectivity and service value within the household. In the vertical sectors and smart corporate services market, we will strive to strengthen our competitiveness and enlarge the customer base of our emerging businesses.

Thirdly, China Mobile will aim to offer the service support that is needed for the development of a robust digital economy. We will continue to drive the development of “Internet+” and smart city, alongside other focus segments such as Internet of Vehicles, smart wearables, security and surveillance, as well as industrial manufacturing. The Company will further expand the pace of IoT adoption, with a target to add 100 million smart connections for the full year of 2017. We will also speed up our digital services strategy formulation, strengthen our ICT services capabilities, and promote the application of cloud computing, big data, industry Internet and others to nurture new areas of growth.

Lastly, China Mobile will build out the industry ecosystem for collaboration and inclusive growth. We will work even more closely with other participants to build an industry ecosystem that is able to adapt to digital innovation. The Company will cultivate deeper partnerships in areas such as vertical sector expansion, end customer marketing and digital services. Only when all relevant parties work collectively to create a more mature industry is sustainable growth in value going to be a reality.

Looking forward, we will commit ourselves to maintaining our leading position in the market and building on our competitive strengths. For the full year of 2017, China Mobile will strive to achieve a telecommunications services revenue growth rate that surpasses industry average while maintaining our healthy level of profitability. The Company will also endeavour to achieve a full-year net profit higher than that of 2016.

At a time when we are celebrating the 20th anniversary of China Mobile’s public listing and on behalf of the Board, I would like to take this opportunity to express my heartfelt gratitude to our shareholders, customers and the wider community for their support. To my colleagues, I thank you for your dedication and contribution. In the past 20 years, we have achieved many miracles and laid many milestones in the history of telecommunications. China Mobile will continue to move forward and overcome challenges on the route to success. We will now strive to become the world-leading operator in digital service innovation and in doing so continue to create higher value for our shareholders.

Shang Bing

Chairman

Hong Kong, 10 August 2017

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2017.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2017

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2017	2016
	Note	Million	Million

Operating revenue	4
Revenue from telecommunications services		347,950	325,423
Revenue from sales of products and others		40,921	44,928

		388,871	370,351

Operating expenses
Leased lines and network assets		23,190	21,699
Interconnection		10,600	10,937
Depreciation		72,586	68,118
Employee benefit and related expenses		40,711	38,446
Selling expenses		34,140	30,939
Cost of products sold		42,740	46,505
Other operating expenses		96,930	87,576

		320,897	304,220

Profit from operations		67,974	66,131
Other gains		450	550
Interest income		7,685	7,622
Finance costs		(121)	(114)
Share of profit of investments accounted for using the equity method		5,407	4,615

Profit before taxation		81,395	78,804
Taxation	5	(18,668)	(18,186)

PROFIT FOR THE PERIOD		62,727	60,618

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2017

(Expressed in RMB)

		Six months ended 30 June
		2017	2016
	Note	Million	Million
PROFIT FOR THE PERIOD		62,727	60,618

Other comprehensive income/(loss) for the period, net of tax:
Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale financial assets		3	—
Exchange differences on translation of financial statements of overseas entities		(425)	239
Share of other comprehensive loss of investments accounted for using the equity method		(754)	(485)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		61,551	60,372

Profit attributable to:
Equity shareholders of the Company		62,675	60,572
Non-controlling interests		52	46

PROFIT FOR THE PERIOD		62,727	60,618

Total comprehensive income attributable to:
Equity shareholders of the Company		61,499	60,326
Non-controlling interests		52	46

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		61,551	60,372

Earnings per share – Basic and diluted	7	RMB3.06	RMB2.96

EBITDA (RMB million)		140,710	134,350

Details of dividends to the equity shareholders of the Company are set out in note 6.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2017

(Expressed in RMB)

		As at 30 June 2017	As at 31 December 2016
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment		608,418	622,356
Construction in progress		115,542	89,853
Land lease prepayments and others		27,962	26,720
Goodwill		35,343	35,343
Other intangible assets		1,621	1,708
Investments accounted for using the equity method		127,817	124,039
Deferred tax assets		36,472	29,767
Available-for-sale financial assets		38	35
Restricted bank deposits		5,824	4,528

		959,037	934,349

Current assets
Inventories		7,307	8,832
Accounts receivable	8	26,268	19,045
Other receivables		27,743	25,693
Proceeds receivable for the transfer of Tower Assets		57,366	57,152
Prepayments and other current assets		17,734	16,801
Amount due from ultimate holding company		235	221
Tax recoverable		930	1,097
Available-for-sale financial assets		78,137	31,897
Restricted bank deposits		207	197
Bank deposits		316,924	335,297
Cash and cash equivalents		83,008	90,413

		615,859	586,645

Total assets		1,574,896	1,520,994

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2017

(Expressed in RMB)

		As at 30 June 2017	As at 31 December 2016
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Interest-bearing borrowings		5,000	4,998
Accounts payable	9	238,674	250,838
Bills payable		3,457	1,206
Deferred revenue		75,509	84,289
Accrued expenses and other payables		215,930	180,950
Amount due to ultimate holding company		293	5,563
Current taxation		11,853	8,545

		550,716	536,389

Non-current liabilities
Deferred revenue – non-current		2,347	2,175
Deferred tax liabilities		305	292

		2,652	2,467

Total liabilities		553,368	538,856

Equity
Share capital		402,130	402,130
Reserves		616,231	576,891

Total equity attributable to equity shareholders of the Company		1,018,361	979,021

Non-controlling interests		3,167	3,117

Total equity		1,021,528	982,138

Total equity and liabilities		1,574,896	1,520,994

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of Preparation

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2017 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which are consistent.

The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to- date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2016. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2016 Annual Report and there have been no significant changes in the financial risk management policies for the six months ended 30 June 2017.

No events and transactions that are significant to the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2016 should be included in the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the year ended 31 December 2016 that is included in this preliminary announcement of 2017 interim results as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2016 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by HKICPA. PwC’s unmodified independent review report to the board of directors is included in interim report to be sent to shareholders.

2	Significant Accounting Policies

The accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2016.

Amendments to IFRS/HKFRS and IAS/HKAS effective for the financial year beginning 1 January 2017 do not have a material impact on the Group.

Impact of standards issued but not yet applied by the Group:

Effective for accounting periods beginning on or after
IFRS/HKFRS 9 “Financial Instrument”	1 January 2018

IFRS/HKFRS 15 “Revenue from Contracts with Customers”	1 January 2018

IFRS/HKFRS 16 “Leases”	1 January 2019

The Group is currently assessing in detail the effects of applying the new standards. The scopes, areas and approaches of the management’s assessment of the impact of the new standards were set out in the Company’s 2016 Annual Report. In order to adopt the new standards by the mandatory effective dates, the Group has started to upgrade the key accounting systems, where applicable, and the business processes and will continue to assess the impact on the Group’s consolidated financial statements. The quantitative impact of the new standard cannot be reasonably estimated before the upgrade and detailed review are completed. The Group does not intend to adopt the aforementioned new standards before their respective mandatory effective date.

3	Segment Reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4	Operating Revenue

	Six months ended 30 June
	2017	2016
	Million	Million

Revenue from telecommunications services
Voice services	88,127	120,437
Data services	250,540	195,173
Others	9,283	9,813

	347,950	325,423

Revenue from sales of products and others	40,921	44,928

	388,871	370,351

5	Taxation

			Six months ended 30 June
	Note		2017 Million	2016 Million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the period	(i	)	138	163
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(ii	)	25,214	27,433

			25,352	27,596

Deferred tax

Origination and reversal of temporary differences	(iii	)	(6,684)	(9,410)

			18,668	18,186

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2017 (for the six months ended 30 June 2016: 16.5%).
(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2017 (for the six months ended 30 June 2016: 25%). Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (for the six months ended 30 June 2016: 15%).
(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.
(iv)	On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

6	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2017	2016
	Million	Million

Ordinary interim dividend declared after the balance sheet date of HK$1.623 (equivalent to approximately RMB1.409) (2016: HK$1.489 (equivalent to approximately RMB1.273)) per share	28,842	26,057
Special dividend declared after the balance sheet date of HK$3.200 (equivalent to approximately RMB2.777) per share	56,867	—

	85,709	26,057

The 2017 ordinary interim dividend and special dividend which are declared in Hong Kong dollar are translated into RMB with reference to the rate HK$1=RMB0.86792, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2017. As the ordinary interim dividend and special dividend are declared after the balance sheet date, such dividend are not recognized as liability as at 30 June 2017.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2017	2016
	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.243 (equivalent to approximately RMB1.112) (2016: HK$1.196 (equivalent to approximately RMB1.002)) per share	22,204	20,764

7	Earnings Per Share

The calculation of basic earnings per share for the six months ended 30 June 2017 is based on the profit attributable to equity shareholders of the Company of RMB62,675,000,000 (for the six months ended 30 June 2016: RMB60,572,000,000) and the weighted average number of 20,475,482,897 shares (for the six months ended 30 June 2016: 20,475,482,897 shares) in issue during the six months ended 30 June 2017.

For the six months ended 30 June 2017 and 2016, there was no share options outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

8	Accounts Receivable

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at	As at
	30 June	31 December
	2017	2016
	Million	Million

Within 30 days	14,867	10,974
31–60 days	3,848	2,726
61–90 days	1,815	1,540
Over 90 days	5,738	3,805

	26,268	19,045

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided.

Accounts receivable are expected to be recovered within one year.

9	Accounts Payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at	As at
	30 June	31 December
	2017	2016
	Million	Million

Should be paid in the periods below:
Within 1 month or on demand	204,853	215,775
After 1 month but within 3 months	13,743	14,677
After 3 months but within 6 months	7,805	8,231
After 6 months but within 9 months	4,510	4,342
After 9 months but within 12 months	7,763	7,813

	238,674	250,838

All of the accounts payable are expected to be settled within one year or are repayable on demand.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2017, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the unaudited condensed consolidated interim financial information for the six months ended 30 June 2017, and the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2017, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specific term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2017 to 30 June 2017.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2017 of HK$1.623 per share (the “2017 Interim Dividend”) and a special dividend of HK$3.200 per share celebrating the 20th listing anniversary (the “Special Dividend”) (each before withholding and payment of PRC enterprise income tax) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 4 September 2017 to Wednesday, 6 September 2017 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2017 Interim Dividend and Special Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 1 September 2017. The 2017 Interim Dividend and Special Dividend will be paid on or about Thursday, 28 September 2017 to those shareholders on the register of members on Wednesday, 6 September 2017 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2017 INTERIM DIVIDEND AND SPECIAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2017 Interim Dividend and Special Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non- resident enterprise shareholders), the Company will distribute the 2017 Interim Dividend and Special Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2017 Interim Dividend and Special Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2017 Interim Dividend and Special Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 1 September 2017.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed and other filings with the U.S. Securities and Exchange Commission.

PUBLICATION OF 2017 INTERIM RESULTS AND 2017 INTERIM REPORT ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2017 Interim Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT

ENTERPRISES IN RESPECT OF 2017 INTERIM DIVIDEND

AND SPECIAL DIVIDEND

Reference is made to the 2017 interim results announcement of China Mobile Limited (the “Company”) published on 10 August 2017. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2017 of HK$1.623 per share (the “2017 Interim Dividend”) and a special dividend of HK$3.200 per share celebrating the 20th listing anniversary (the “Special Dividend”) (each before withholding and payment of PRC enterprise income tax) to the shareholders of the Company.

Notice is hereby given that the register of members of the Company will be closed from Monday, 4 September 2017 to Wednesday, 6 September 2017 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2017 Interim Dividend and Special Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 1 September 2017. The 2017 Interim Dividend and Special Dividend will be paid on or about Thursday, 28 September 2017 to those shareholders on the register of members on Wednesday, 6 September 2017 (the “Record Date”). This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2017 Interim Dividend and Special Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non- resident enterprise shareholders), the Company will distribute the 2017 Interim Dividend and Special Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2017 Interim Dividend and Special Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2017 Interim Dividend and Special Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 1 September 2017.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 10 August 2017

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 10 August 2017:

(i)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2018; and

(ii)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2018.

Annual caps for the transactions contemplated under the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2018 are set out as follow:

For the Year Ending 31 December 2018

Network Capacity Leasing Agreement – leasing fees payable by the Company to CMCC	RMB3,300 million (approximately HK$3,850 million)

Network Assets Leasing Agreement – leasing fees payable by the Company to CMCC and its subsidiaries	RMB3,500 million (approximately HK$4,083 million)

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the amounts payable by the Company under the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.76(2) of the Listing Rules and is only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

Reference is made to the announcement dated 11 August 2016 of the Company where the Company announced, among others, that (i) the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2017, and (ii) the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2017, and the relevant annual caps for the transactions under the Network Capacity Leasing Agreement and the Network Assets Leasing Agreement for the year ending 31 December 2017.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

As the Network Capacity Leasing Agreement and the Network Assets Leasing Agreement will expire on 31 December 2017 and the Group intends to continue carrying out the various transactions contemplated under such agreements in the ordinary and usual course of business of the Group, the Board announces that on 10 August 2017:

(i)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2018; and

(ii)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2018.

Each of the transactions contemplated under the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) involves the provision of goods and/or services which is carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitutes a continuing connected transaction under the Listing Rules.

Renewal of the Network Capacity Leasing Agreement

For the operation of the TD-SCDMA business and to better utilise the resources of CMCC, the Company entered into the Network Capacity Leasing Agreement with CMCC on 29 December 2008. The term of the Network Capacity Leasing Agreement was one year effective from 1 January 2009, and unless the parties agree otherwise, upon expiry of the term, the Network Capacity Leasing Agreement shall automatically be renewed for further terms of one year. As a result of the Company actively developed and promoted the TD-SCDMA business, the Company and CMCC had agreed to renew the Network Capacity Leasing Agreement on 6 November 2009, 21 December 2010, 6 December 2011, 12 December 2012, 15 August 2013, 14 August 2014, 21 August 2015 and 11 August 2016 for a term of one year commencing on 1 January 2010, 1 January 2011, 1 January 2012, 1 January 2013, 1 January 2014, 1 January 2015, 1 January 2016 and 1 January 2017, respectively. In view of the expiry of the Network Capacity Leasing Agreement on 31 December 2017, the parties have again agreed to renew the Network Capacity Leasing Agreement on 10 August 2017 for a further term of one year commencing on 1 January 2018.

Pursuant to the Network Capacity Leasing Agreement, the Company and its subsidiaries lease the TD-SCDMA network capacity (the “TD Network Capacity”) from CMCC and pay leasing fees (the “Capacity Leasing Fees”) to CMCC.

The Capacity Leasing Fees are payable on a monthly basis in cash. The Capacity Leasing Fees payable by the Company under the Network Capacity Leasing Agreement are determined on a basis that reflects the Group’s actual usage of CMCC’s TD Network Capacity and to compensate CMCC for the costs of such network capacity. The Capacity Leasing Fees shall be calculated using the following formula:

Capacity Leasing Fees = the costs of the related assets of the TD Network Capacity of CMCC during the period x the average usage of the TD-SCDMA network during the period;

The costs of the related assets of the TD Network Capacity of CMCC during the period = charges including the depreciation and amortisation charges of the TD network assets that are recorded as fixed assets or intangible assets of CMCC which have been realised into network capacity during the period; and

The average usage of the TD-SCDMA network during the period is calculated with reference to general practice for network construction and leasing and is based on the average actual usage of the base resource units of the TD-SCDMA network at peak hours by the subsidiaries.

The annual caps for the transactions contemplated under the Network Capacity Leasing Agreement for the two years ended 31 December 2015 and 31 December 2016 and for the year ending 31 December 2017 are RMB10,000 million (equivalent to approximately HK$11,666 million), RMB10,000 million (equivalent to approximately HK$11,666 million) and RMB4,000 million (equivalent to approximately HK$4,666 million), respectively. For the two years ended 31 December 2015 and 31 December 2016, the Capacity Leasing Fees paid by the Company to CMCC were RMB4,757 million (equivalent to approximately HK$5,549 million) and RMB2,696 million (equivalent to approximately HK$3,145 million), respectively. Based on the Group’s unaudited management accounts, the Capacity Leasing Fees payable by the Company to CMCC for the six months ended 30 June 2017 amounted to approximately RMB698 million (equivalent to approximately HK$814 million).

In order to satisfy the Company’s business demand, the Company will continue to pay CMCC the Capacity Leasing Fees based on the actual usage of the TD-SCDMA network. However, as a result of the 4G network attaining full coverage, the Company expects the usage of the TD- SCDMA network to decrease. Accordingly, it is expected that the amount of Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) will decrease when compared with the amount payable in the year 2017.

Based on the existing scale of the TD-SCDMA network, the expected development of the TD-SCDMA business and the anticipated usage of the TD-SCDMA network, the amount of Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2018 is expected not to exceed RMB3,300 million (equivalent to approximately HK$3,850 million). Accordingly, this amount is set as the annual cap for the transactions contemplated under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2018.

Renewal of the Network Assets Leasing Agreement

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company entered into the Network Assets Leasing Agreement with CMCC on 18 August 2011, pursuant to which the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Assets Leasing Fees”). By utilising the Network Assets of CMCC and its subsidiaries, the Company intends to offer its subscribers a complete telecommunications solution. The initial term of the Network Assets Leasing Agreement expired on 31 December 2011, and pursuant to the terms thereof unless the parties agree otherwise, upon expiry of the term, the Network Assets Leasing Agreement shall automatically be renewed for further terms of one year. The Company and CMCC agreed to renew the Network Assets Leasing Agreement on 6 December 2011, 12 December 2012, 15 August 2013, 14 August 2014, 21 August 2015 and 11 August 2016 for a term of one year commencing on 1 January 2012, 1 January 2013, 1 January 2014, 1 January 2015, 1 January 2016 and 1 January 2017, respectively. In view of the expiry of the Network Assets Leasing Agreement on 31 December 2017, the parties have again agreed to renew the Network Assets Leasing Agreement on 10 August 2017 for a term of one year commencing on 1 January 2018.

The Network Assets include, among others, access network, transmission network, machinery rooms and equipment. The parties to the Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the Network Assets Leasing Agreement to suit their respective business needs.

The Assets Leasing Fees are payable on a monthly basis in cash. The Assets Leasing Fees shall be determined with reference to the prevailing market rates. In view of the landscape of the telecommunications industry in China, the number of industry players which own and operate Network Assets are limited. In determining the market rates for the Assets Leasing Fees, the Company takes into account the charges payable by the Company and CMCC to other industry players as well as the charges receivable by the Company and CMCC from other industry players. The Assets Leasing Fees payable by the Company to CMCC shall not be more than the leasing fees charged to other industry players, being independent third parties, for same kinds of Network Assets.

The Assets Leasing Fees received by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the two years ended 31 December 2015 and 31 December 2016 were below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. Based on the Group’s unaudited management accounts, the Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the six months ended 30 June 2017 was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules, and the amount of Assets Leasing Fees receivable from CMCC and its subsidiaries for the year ending 31 December 2017 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. The amount of Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2018 is also expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the two years ended 31 December 2015 and 31 December 2016 and for the year ending 31 December 2017 are RMB15,000 million (equivalent to approximately HK$17,499 million), RMB5,500 million (equivalent to approximately HK$6,416 million) and RMB5,000 million (equivalent to approximately HK$5,833 million), respectively. For the two years ended 31 December 2015 and 31 December 2016, the Assets Leasing Fees paid by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement were RMB4,376 million (equivalent to approximately HK$5,105 million) and RMB2,738 million (equivalent to approximately HK$3,194 million), respectively. Based on the Group’s unaudited management accounts, the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries for the six months ended 30 June 2017 amounted to approximately RMB1,243 million (equivalent to approximately HK$1,450 million).

In order to satisfy the Company’s business demand, the Company will continue to lease Network Assets from CMCC and its subsidiaries and the scale of the Network Assets leased will decrease. The Assets Leasing Fees payable by the Group under the Network Assets Leasing Agreement (as renewed) for the lease of Network Assets for the year ending 31 December 2018 are expected not to exceed RMB3,500 million (equivalent to approximately HK$4,083 million). Accordingly, this amount is set as the annual cap for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2018.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the amounts payable by the Company under the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.76(2) of the Listing Rules and is only subject to the reporting, annual review and announcements requirement set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

The Group had no other prior transactions with CMCC and their respective associates which required aggregation with the Network Capacity Leasing Agreement (as renewed) or the Network Assets Leasing Agreement (as renewed) under Rule 14A.81 of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors have therefore voluntarily abstained from voting on the board resolution approving the transactions under the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed).

The Board (including the independent non-executive Directors but excluding the executive Directors who have voluntarily abstained from voting) is of the view that the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) were entered into after arm’s length negotiation between the Company and CMCC and in the ordinary and usual course of business of the Group, reflect normal commercial terms and are in the interests of the shareholders of the Company and the Company as a whole, and the terms as well as the proposed annual caps for the transactions thereunder are fair and reasonable.

GENERAL INFORMATION

CMCC is a state-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 72.72% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of telecommunications services in the PRC.

The Group is the leading telecommunications services provider in China, which operates nationwide telecommunications networks in all thirty-one provinces, autonomous regions and directly administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.85720 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Board”	the board of Directors of the Company

“CMCC”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC, as renewed from time to time

“Network Capacity Leasing Agreement”	the TD-SCDMA network capacity leasing agreement dated 29 December 2008 and entered into between the Company and CMCC, as renewed from time to time

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent.

By Order of the Board
China Mobile Limited
Shang Bing
Chairman

Hong Kong, 10 August 2017

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

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